2020 Third Quarter Earnings Conference October 15, 2020

Agenda Welcome Jeff Su, IR Director 3Q20 Financial Results and 4Q20 Outlook Wendell Huang, CFO Key Messages C.C. Wei, President and CEOWendell Huang, CFO Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2020 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

3Q20 Revenue by Technology

3Q20 Revenue by Platform

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

4Q20 Guidance Revenue to be between US$ 12.4 billion and US$ 12.7 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 28.75 NT dollars, management expects: Gross profit margin to be between 51.5% and 53.5% Operating profit margin to be between 40.5% and 42.5%

Recap of Recent Major Events Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements TSMC Showcased Leading Technologies at Online Technology Symposium and OIP Ecosystem Forum (2020/08/25) TSMC Board of Directors Approved the Issuance of US Dollar-Denominated Senior Unsecured Corporate Bonds for an Amount Not to Exceed US$1 Billion and the Issuance of US Dollar-Denominated Senior Unsecured Corporate Bonds for an Amount Not to Exceed US$3 Billion to Finance TSMC’s Capacity Expansion (2020/08/11) TSMC Board of Directors Approved NT$2.5 Cash Dividend for Second Quarter of 2020 and Set December 17 as Ex-Dividend Date, December 23 as the Record Date and January 14, 2021 as the Distribution Date (2020/08/11)

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